SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 26, 2015 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On March 26, 2015, Radio One, Inc.'s (the "Company") previously announced consent solicitation (the "Consent Solicitation") to holders of its outstanding 9.25% Senior Subordinated Notes due 2020 (the "Subordinated Notes") to certain proposed amendments to the indenture governing the Subordinated Notes (the "Proposed Amendments") completed successfully. All holders of the Subordinated Notes consented to the Proposed Amendments.

The primary purpose of the Consent Solicitation and Proposed Amendments was to permit the Company to incur a sufficient amount of senior secured indebtedness to finance the Company's previously announced purchase of equity interests in TV One, LLC ("TV One") from an affiliate of Comcast Corporation, refinance $119 million in principal amount of TV One's 10% Senior Secured Notes due 2016 and refinance the Company's existing senior secured credit facility (collectively, the "Transactions").

In conjunction with receiving the requisite consents from the holders of the Subordinated Notes, the Company, the guarantors party thereto and the trustee executed the Third Supplemental Indenture with respect to the indenture governing the Subordinated Notes effecting the Proposed Amendments (the "Third Supplemental Indenture"). The Third Supplemental Indenture will become operative upon the completion of the Transactions. The Company will pay a consent fee to the holders of the Subordinated Notes in connection with the closing of the Transactions.

A copy of the Third Supplemental Indenture is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Item 8.01. Other Events.

On March 30, 2015, the Company issued a press release announcing its receipt of the requisite consents pursuant to the Consent Solicitation. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following documents are filed herewith:

Exhibit No.	Description
4.1	Third Supplemental Indenture, dated as of March 26, 2015, among Radio One, Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee.
99.1	Press Release, dated March 30, 2015, announcing the receipt of requisite consents to enter into the Third Supplemental Indenture pursuant to the Solicitation.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

April 01, 2015

Peter D. Thompson
Chief Financial Officer and Principal
Accounting Officer

THIRD SUPPLEMENTAL INDENTURE

THIRD SUPPLEMENTAL INDENTURE, dated as of March 26, 2015 (this "Third Supplemental Indenture"), by and between Radio One, Inc., a Delaware corporation (the "Company"), the guarantors named on the signature pages hereto and Wilmington Trust, National Association, as trustee (the "Trustee").

RECITALS:

WHEREAS, the Company and the guarantors named therein have executed and delivered an Indenture, dated as of February 10, 2014 (the "Original Indenture"), to the Trustee, pursuant to which the Company has $335,000,000 aggregate principal amount of 9.25% Senior Subordinated Notes due 2020, CUSIP Nos. 75040PAQ1, U74935AE4 and 75040PAR9 (the "Notes") outstanding.

WHEREAS, Section 9.02 of the Original Indenture provides that the Company, the Guarantors and the Trustee may, with certain exceptions, amend the Indenture and the Notes with the consent of the Holders (as defined in the Original Indenture) of not less than a majority in principal amount of the outstanding Notes affected by such supplemental indenture.

WHEREAS, the Holders of more than a majority of the principal amount of the Notes outstanding have duly consented to this Third Supplemental Indenture;

WHEREAS, the Company and the Guarantors are undertaking to execute and deliver this Third Supplemental Indenture to amend certain terms and covenants of the Indenture in connection with the purchase by the Company from Comcast of its membership units in TV One and to concurrently refinance the Existing Credit Facility and the TV One Notes (such transactions, the "Transactions").

WHEREAS, the Boards of Directors (or similar governing body) of the Company and the respective Guarantors have determined that it is in the best interests of the Company and the respective Guarantors to authorize and approve this Third Supplemental Indenture and has authorized and approved the Third Supplemental Indenture;

WHEREAS, an Officers' Certificate and Opinion of Counsel have been delivered to the Trustee in accordance with Sections 7.02, 9.06 and 13.04 of the Original Indenture; and

WHEREAS, the execution and delivery of this Third Supplemental Indenture have been duly authorized by all necessary action on the part of the Company and the Guarantors and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, the Guarantors and the Trustee mutually covenant and agree, for the equal and ratable benefit of the Holders of the Notes, as follows:

ARTICLE I — AMENDMENTS

Section 1.1 DEFINED TERMS.

Capitalized terms used in this Third Supplemental Indenture and not otherwise defined shall have the meanings ascribed to them in the Original Indenture.

Section 1.2 AMENDMENTS TO THE INDENTURE.

(a) Section 1.01 of the Original Indenture is hereby amended by deleting the definition of "Permitted TV One Indebtedness" contained therein and replacing it with the following so that such definition reads, in its entirety, as follows:

""*Permitted TV One Indebtedness*" means Indebtedness Incurred by the Company and Guarantees in respect to such Indebtedness in a maximum aggregate principal amount not to exceed $325.0 million, the net proceeds of which are used to: (i) finance the acquisition of Equity Interests in TV One by ROCH pursuant to the terms of the Purchase Agreement; (ii) refinance all of the outstanding TV Notes; and (iii) repay outstanding borrowings under the Existing Credit Agreement with any remaining net proceeds after the application of such net proceeds in accordance with clauses (i) and (ii) above."

(b) Section 1.01 of the Original Indenture is hereby amended by deleting clause (15) of the definition of "Permitted Liens" contained therein and replacing it with the following so that clause (15) of such definition reads, in its entirety, as follows:

"(15)   Liens securing Permitted TV One Indebtedness and any Refinancing Indebtedness thereof (to the extent such Permitted TV One Indebtedness was secured at the time it was incurred); and"

(c) Section 1.01 of the Original Indenture is hereby amended by adding in alphabetical order the definition of "Purchase Agreement" so that such definition reads, in its entirety, as follows:

""*Purchase Agreement*" means that certain Unit Purchase Agreement, dated as of February 11, 2015, by and among the Company, ROCH, TV One and Comcast Programming Ventures V, LLC ("Comcast") providing for the acquisition by ROCH of all of Comcast's Equity Interests in TV One, as may be amended from time to time."

(d) Section 1.01 of the Original Indenture is hereby amended by deleting the definition of "TV One Non-Recourse Debt" contained therein in its entirety.

(e) Section 4.08(b) of the Original Indenture is hereby amended by deleting clause (13) contained therein and replacing it with the following so that such clause (13) reads, in its entirety, as follows:

"[Reserved]; or"

(f) Section 4.09(b) of the Original Indenture is hereby amended by deleting clause (15) contained therein and replacing it with the following so that clause (15) of such section reads, in its entirety, as follows:

"(15)   Permitted TV One Indebtedness and any Refinancing Indebtedness thereof."

(g) Section 4.09(d) of the Original Indenture is hereby amended by deleting clause (9) contained therein and replacing it with the following so that clause (9) of such section reads, in its entirety, as follows:

"[Reserved]."

ARTICLE II — MISCELLANEOUS

Section 2.1 EFFECT OF SUPPLEMENTAL INDENTURE. From and after the effective date of this Third Supplemental Indenture, as provided in Section 2.13 hereof, the Original Indenture and the Notes shall be supplemented in accordance herewith, and this Third Supplemental Indenture shall form a part of the Original Indenture and the Notes for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Original Indenture shall be bound thereby.

Section 2.2 INDENTURE REMAINS IN FULL FORCE AND EFFECT. Except as supplemented by this Third Supplemental Indenture, all provisions in the Original Indenture and the Notes shall remain in full force and effect.

Section 2.3 REFERENCES TO SUPPLEMENTAL INDENTURE. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Third Supplemental Indenture may refer to the Original Indenture without making specific reference to this Third Supplemental Indenture, but nevertheless all such references shall include this Third Supplemental Indenture unless the context requires otherwise.

Section 2.4 SEVERABILITY. If any court of competent jurisdiction shall determine that any provision in this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.5 HEADINGS. The Article and Section headings of this Third Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Third Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 2.6 BENEFITS OF SUPPLEMENTAL INDENTURE. Nothing in this Third Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes any benefit of any legal or equitable right, remedy or claim under the Original Indenture, this Third Supplemental Indenture or the Notes.

Section 2.7 SUCCESSORS AND ASSIGNS. All agreements by the Company in this Third Supplemental Indenture shall bind its successors and assigns, whether or not so expressed. All agreements by the Trustee in this Third Supplemental Indenture shall bind its successors, whether or not so expressed.

Section 2.8 TRUSTEE NOT RESPONSIBLE FOR RECITALS. The recitals contained herein shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness.

Section 2.9 CERTAIN DUTIES AND RESPONSIBILITIES OF THE TRUSTEE. In entering into this Third Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Original Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 2.10 GOVERNING LAW. This Third Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 2.11 COUNTERPART ORIGINALS. This Third Supplemental Indenture may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, but all of such counterparts shall together constitute one and the same instrument.

Section 2.12 CONFIRMATION. Each of the Company and the Trustee hereby confirms and reaffirms the Original Indenture in every particular except as amended and supplemented by this Third Supplemental Indenture.

Section 2.13 EFFECTIVE DATE. This Third Supplemental Indenture shall be executed and delivered on the date that Holders representing more than a majority of the outstanding Notes have agreed to the amendments effected by this Third Supplemental Indenture, however, the amendments set forth in Section 1.2 of this Third Supplemental Indenture shall become operative immediately prior to the completion of the Transactions as certified by the Company to the Trustee.

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed as of the date first above written.

RADIO ONE, INC.

By:

    Name: Peter D. Thompson
    Title: Executive Vice President and CFO

GUARANTORS:
RADIO ONE LICENSES, LLC
BELL BROADCASTING COMPANY
RADIO ONE OF DETROIT, LLC
RADIO ONE OF CHARLOTTE, LLC
CHARLOTTE BROADCASTING, LLC
RADIO ONE OF NORTH CAROLINA, LLC
RADIO ONE OF BOSTON, INC.
RADIO ONE OF BOSTON LICENSES, LLC
BLUE CHIP BROADCASTING, LTD.
BLUE CHIP BROADCASTING LICENSES, LTD.
RADIO ONE OF INDIANA, LLC
RADIO ONE OF INDIANA, L.P.
RADIO ONE OF TEXAS II, LLC
SATELLITE ONE, L.L.C.
RADIO ONE CABLE HOLDINGS, LLC
NEW MABLETON BROADCASTING CORPORATION
RADIO ONE MEDIA HOLDINGS, LLC
RADIO ONE DISTRIBUTION HOLDINGS, LLC
INTERACTIVE ONE, INC.
INTERACTIVE ONE, LLC
DISTRIBUTION ONE, LLC
REACH MEDIA, INC.
GAFFNEY BROADCASTING, LLC
IO ACQUISITION SUB, LLC
RADIO ONE ENTERTAINMENT HOLDINGS, LLC
RADIO ONE URBAN NETWORK HOLDINGS, LLC

By:_____
   Name: Peter D. Thompsom
   Title: Executive Vice
   President and CFO

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By: _____
    Name: Boris Treyger
    Title: Vice President

NEWS RELEASE

March 30, 2015   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE, INC. ANNOUNCES SUCCESSFUL CONSENT SOLICITATION TO HOLDERS OF OUTSTANDING 9.25% SENIOR SUBORDINATED NOTES DUE 2020

WASHINGTON, DC - Radio One, Inc. (the "Company" or "Radio One") (NASDAQ: ROIAK and ROIA), announced today the successful completion on Friday, March 27, 2015, of its previously announced consent solicitation (the "Consent Solicitation") to holders of its outstanding 9.25% Senior Subordinated Notes due 2020 (the "Subordinated Notes") to certain proposed amendments to the indenture governing the Subordinated Notes (the "Proposed Amendments"). All holders of the Subordinated Notes consented to the Proposed Amendments.

The primary purpose of the Consent Solicitation and Proposed Amendments was to permit the Company to incur a sufficient amount of senior secured indebtedness to finance the Company's previously announced purchase of equity interests in TV One, LLC ("TV One") from an affiliate of Comcast Corporation, refinance $119 million in principal amount of TV One's 10% Senior Secured Notes due 2016 and refinance the Company's existing senior secured credit facility (collectively, the "Transactions").

In conjunction with receiving the requisite consents from the holders of the Subordinated Notes, the Company, the guarantors party thereto, and the Trustee executed a third supplemental indenture with respect to the indenture governing the Subordinated Notes effecting the Proposed Amendments. The third supplemental indenture will become operative upon the completion of the Transactions. The Company will pay a consent fee to the holders of the Subordinated Notes in connection with the closing of the Transactions.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful.

Cautionary Information Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements represent management's current expectations and are based upon information available to the Company at the time of this press release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, and 10-Q and other filings with the SEC.

About Radio One

Radio One, Inc., together with its subsidiaries, is a diversified media company that primarily targets African-American and urban consumers. The Company is one of the nation's largest radio broadcasting companies, currently owning and/or operating 54 broadcast stations located in 16 urban markets in the United States. Through its controlling interest in Reach Media, Inc., the Company also operates syndicated programming including the Tom Joyner Morning Show, the Russ Parr Morning Show, the Yolanda Adams Morning Show, the Rickey Smiley Morning Show, Bishop T.D. Jakes' "Empowering Moments", and the Reverend Al Sharpton Show. Beyond its core radio broadcasting franchise, Radio One owns Interactive One, an online platform serving the African-American community through social content, news, information, and entertainment. Interactive One operates a number of branded sites, including News One, Urban Daily, Hello Beautiful, Global Grind and social networking websites, including Black Planet and MiGente. In addition, the Company owns a controlling interest in TV One, LLC, a cable/satellite network programming primarily to African-Americans.